UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K




                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001

                                       OR

               [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

           For the transition period from ____________ to ____________


                         Commission File Number 1-14036


A.       Full title of the plan and the address of the plan, if different from that of the issuer named below:

             DST Systems of California, Inc. 401(k) Retirement Plan

B.       Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                DST Systems, Inc.
                              333 West 11th Street
                           Kansas City, Missouri 64105

                              REQUIRED INFORMATION


1.       Report of PricewaterhouseCoopers LLP

2. Audited Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000

3. Audited Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2001 and 2000

4.       Notes to Financial Statements

5.       Schedule of Assets Held at End of Year

6.       Signature Page

7.       Consent of PricewaterhouseCoopers LLP (Exhibit 23.1)

DST Systems of California, Inc. 401(k) Retirement Plan
Financial Statements and
Additional Information
December 31, 2001 and 2000

DST Systems of California, Inc. 401(k) Retirement Plan
Index to Financial Statements and Additional Information
-------------------------------------------------------------


                                                                       Page

Report of Independent Accountants                                        1

Financial Statements:

     Statements of Net Assets Available for Benefits                     2

     Statements of Changes in Net Assets Available for
       Benefits                                                          3

     Notes to Financial Statements                                      4-8

Additional information*                                               Schedule

     Line 4i - Schedule of Assets Held at End of Year                    I


* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

              Report of Independent Accountants

To the Participants and Advisory Committee of the DST Systems of California, Inc. 401(k) Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the DST Systems of California, Inc. 401(k)
Retirement Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income
Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP

Kansas City, Missouri
June 25, 2002

DST Systems of California, Inc. 401(k) Retirement Plan
Statements of Net Assets Available for Benefits
-------------------------------------------------------------






                                                                                           December 31,
                                                                           --------------------------------------------
                                                                                  2001                    2000
                                                                           --------------------    --------------------
Cash and cash equivalents                                                  $          43,244        $
Investments:
     Pooled separate accounts                                                                             51,719,818
     General asset account                                                                                26,315,693
     Mutual funds                                                                 59,973,078
     DST Common Stock                                                             21,664,793              25,793,880
     Loans to participants                                                         4,060,095               5,704,539
                                                                           --------------------    --------------------
         Total investments                                                        85,697,966             109,533,930

Employer contributions receivable                                                      2,372
                                                                           --------------------    --------------------

Net assets available for benefits                                          $      85,743,582       $     109,533,930
                                                                           ====================    ====================


   The accompanying notes are an integral part of these financial statements.

DST Systems of California, Inc. 401(k) Retirement Plan
Statements of Changes in Net Assets Available for Benefits
-------------------------------------------------------------



                                                                                  Year Ended December 31,
                                                                       --------------------------------------------
                                                                              2001                      2000
                                                                       ------------------       -------------------
Investments income:
     Dividends, interest and other distributions                       $      2,265,286         $       1,853,320
     Net appreciation (depreciation) in fair value of
         investments                                                        (16,787,587)                4,937,091
                                                                       ------------------       -------------------
                                                                            (14,522,301)                6,790,411
                                                                       ------------------       -------------------

Contributions:
    Employer                                                                      5,791
    Participants                                                                                            2,763
                                                                       ------------------       -------------------
                                                                                  5,791                     2,763
                                                                       ------------------       -------------------
                                                                            (14,516,510)                6,793,174


Benefits paid to participants                                                (9,259,575)              (23,527,439)
Administrative expenses                                                         (14,263)                  (29,885)
                                                                       ------------------       -------------------
                                                                             (9,273,838)              (23,557,324)
                                                                       ------------------       -------------------


Net change in net assets available for benefits                             (23,790,348)              (16,764,150)


Net assets available for benefits:

     Beginning of year                                                      109,533,930               126,298,080

                                                                       ------------------       -------------------

     End of year                                                       $     85,743,582          $    109,533,930
                                                                       ==================       ===================




   The accompanying notes are an integral part of these financial statements.

DST Systems of California, Inc. 401(k) Retirement Plan
Notes to Financial Statements
-------------------------------------------------------------


1.       Description of the Plan

The DST Systems of California, Inc. 401(k) Retirement Plan
(the "Plan") is a contributory, defined contribution plan subject to the provisions of the Employee Retirement Income
Security Act of 1974 (ERISA). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

Sponsor
The Plan Sponsor is DST Systems of California, Inc.
(formerly USCS International, Inc.), a wholly-owned subsidiary of DST Systems, Inc. ("DST"), and certain of its subsidiaries and affiliates (the "Sponsor").

Trustee
The trustee of the Plan is UMB Bank, n.a. (the "Trustee").
Prior to April 1, 2001, the trustee was Connecticut General
Life Insurance Company (CIGNA). The Trustee holds and administers all assets of the Plan in accordance with the provisions of the Plan agreement.

Administration of the Plan
An advisory committee (the "Advisory Committee"), which consists of members who are selected by the Board of Directors of the Sponsor, has full power, authority and responsibility to control and manage the operations and administration of the Plan. All expenses of operating the Plan may be paid out of Plan assets, except to the extent the Sponsor decides to pay these expenses. For the years ended December 31, 2001 and 2000, the Sponsor paid Plan expenses.

Eligibility
All employees of the Sponsor who were employed prior to January 1, 2000 and who were not members of a collective bargaining unit or nonresident aliens were eligible to participate in the Plan on the Plan entry date. The Plan entry date is the later of the first day of the month following the date the employee commences service or the date the employee attains age 21. After December 31, 1999, no new participants were allowed into the Plan.

Contributions and Vesting
Effective January 1, 2001, all invested balances in the Plan were fully vested and no further contributions are planned. Participant and Sponsor contributions under the Plan after December 31, 1999 are made to the DST Systems,
Inc. 401(k) Profit Sharing Plan and are subject to its terms and conditions. The Sponsor will make contributions, however, for the restoration of reemployed participants' forfeited accounts. Restored accounts will be fully vested upon restoration, as provided in the Plan.

Prior to January 1, 2000, contributions were made through participant salary reductions and rollovers from other qualified plans. Participants could contribute from 1% to 15% of their annual eligible compensation to the Plan (subject to Internal Revenue Service limitations).

Sponsor 401(k) contributions consisted of a match equal to $0.50 for each $1.00 contributed by the participant up to 6% of their eligible compensation ("highly compensated employees" are subject to Internal Revenue Service limitations).

In addition, the Sponsor made a fixed profit sharing contribution consisting of 3% of each participant's eligible compensation. The Sponsor, under the direction of the Board of Directors, could also make a discretionary profit sharing contribution of up to 5% of a participant's eligible compensation. A participant had to be employed on December 31st to be eligible for the profit sharing contributions.

Participant accounts
Each participant's account is credited with the participant's contributions, matching contributions, profit sharing contributions, rollover contributions and an allocation of Plan earnings or losses. Allocations of earnings or losses are based on account balances.
Discretionary contributions were allocated to participant accounts based on the proportion which the participant's eligible compensation bore to the aggregate eligible compensation of all participants for the year. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Investment options
Participants may direct their contributions into DST Common
Stock ($0.01 par value) or any number of the investment options as selected by the Advisory Committee. The investment options contain different degrees of risks.
Participants should refer to the respective fund prospectus for a more complete description of the investment objectives of each fund. The Advisory Committee reserves the right to change the available investment options from time to time.

Participants may change their investment options daily.

Plan participants
The following summarizes the number of participants by investment option as of December 31, 2001:

        American Century Value                                  173
        American Century Growth                                  62
        American Century Select                                  59
        American Century Ultra                                   91
        American Century International                           69
        DST Systems, Inc. Common Stock                        1,286
        Davis NY Venture                                        165
        Fidelity Advisor Growth                                  81
        Janus Investment                                        164
        Janus Investment Enterprise                             126
        Janus Investment Mercury                                165
        Janus Investment Overseas                               137
        Managers Fund Special Equity                             67
        Money Market Obligs Prime Value                         116
        PIMCO Total Return                                      191
        T. Rowe Price Mid-cap Growth                            160
        Royce Total Return                                      163
        Standish Ayer & Wood Fixed Income                       129
        Vanguard Bond Index                                   1,619
        Vanguard Index 500                                    1,609
        Vanguard Value                                          110

Distribution of benefits
Benefit distributions generally will be made in the event of retirement, death, disability, resignation or dismissal. A participant's normal retirement age is 59 1/2.

Balances not exceeding $5,000 will be automatically distributed upon termination as a cash lump sum as soon as administratively practicable following termination of employment. Balances exceeding $5,000 will be distributed upon participant election as soon as administratively practicable but no later than April 1st of the Plan year following the Plan year in which age 70 1/2 is attained.
Such distributions may be elected as a lump sum or paid in monthly, quarterly or annual installments. Distributions shall be made in cash or, at the option of the Participant, in cash plus the number of whole shares of DST Common Stock allocated to the Participant's account.

Upon death, all sums credited to the participant's account will be paid to the beneficiary or beneficiaries designated by the participant.

Distributions may also be made in the event of financial hardship of the participant. Certain restrictions apply.

Participant loans
Participants may borrow the lesser of $50,000 or 50% of their vested accounts (subject to certain Plan and Internal
Revenue Service limitations). Generally, loans must be repaid within five years. Loans bear a fixed rate of interest, which is set at loan origination using the Prime rate as publicly announced by the Trustee plus 1%.

Plan termination
The  Sponsor   believes  the  Plan  will   continue   without
interruption; however, it reserves the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in any unvested balances from Sponsor contributions and their respective account balances will be distributed in accordance with the Plan.

2.       Significant Accounting Policies

Basis of accounting
The accompanying financial statements are presented on the accrual basis of accounting.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes in net assets available for plan benefits. Actual results could differ from those estimates.

Cash and cash equivalents
Short-term liquid investments with a maturity of three months or less are considered cash equivalents. Due to the short-term nature of these investments, carrying value approximates market value.

Investment valuation and security transactions
Investments in pooled separate accounts are based on the fair value of the underlying assets as reported by CIGNA.
Investments in the general asset account are fully benefit responsive and are recorded at contract value, which approximates fair value. Investments in mutual funds and DST Common Stock are valued at net asset value representing the value at which shares of the fund may be purchased or redeemed. Unrealized gains and losses are recognized in the year in which they occur. Loans are valued at the current amount due from participants.

Contributions
Contributions are recognized in the year to which they relate.

Accounting for obligations for benefit payments
The Plan does not record a liability relating to the obligations for benefit payments. Distributions paid to participants in 2002 for withdrawals and employees terminated during 2001 was $7,957. The amount paid in 2001 for withdrawals and employees terminated during 2000 was $41,914.

The Plan's Form 5500 reflects the liability in the year of withdrawal or termination.

Income tax status of the Plan
The Internal Revenue Service has determined and informed the Sponsor by a letter dated June 1998, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the "IRC"). The Plan has been amended since receiving the determination letter. However, the Advisory Committee and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
Therefore, no provision for income taxes has been included in the Plan's financial statements.

3.       Plan Investments

The following investments represent 5% or more of net assets available for benefits at year-end:



                                                                                       December 31,
                                                                         ----------------------------------------
                                                                               2001                   2000
                                                                         ------------------     -----------------
Pooled separate accounts:
   Charter Large Company Stock Index                                      $                      $     13,266,114
   Fidelity Advisor Growth Opportunities                                                               11,273,527
   Dreyfus Founders Balanced
   Janus Worldwide                                                                                      6,878,667

Mutual funds:
   Vanguard Bond Index                                                         18,726,433
   Vanguard Index 500                                                          15,236,827

DST Common Stock                                                               21,664,793              25,793,880
Guaranteed Long-Term                                                                                   26,315,693
Participant loans                                                                                       5,704,539



During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:




                                                                                  Year Ended December 31,
                                                                         -------------------------------------------
                                                                                2001                    2000
                                                                         --------------------    -------------------
Pooled separate accounts                                                  $      (4,122,199)      $      (6,538,663)
Mutual funds                                                                     (2,695,651)
DST Common Stock                                                                 (9,969,737)             11,475,754
                                                                         --------------------    -------------------

                                                                          $     (16,787,587)      $       4,937,091
                                                                         ====================    ===================

4.   Subsequent Events

Effective January 1, 2002, the Plan was amended in accordance with the Economic Growth and Tax Relief
Reconciliation Act of 2001 to, among other things, change the limit on contributions and disregard rollovers in the determination of involuntary distributions. Participants should refer to the Plan agreement for more complete information.



                                                                      Schedule I


                                          DST Systems of California, Inc. 401(k) Retirement Plan
                                                         EIN 94-1727009 / PIN 003

                                              Line 4i-Schedule of Assets Held at End of Year

                                                             December 31, 2001

   (a)          (b) Identity                               (c) Description                        (d) Cost     (e) Current Value
--------- ------------------------------------- ----------------------------------------------- ----------- ----------------------
              American Century                          Value                                            (1)       $   2,369,816
              American Century                          Growth                                           (1)             356,279
              American Century                          Select                                           (1)             479,476
              American Century                          Ultra                                            (1)             566,345
              American Century                          International                                    (1)             396,334
     *        DST Systems, Inc.                         Common Stock                                     (1)          21,664,793
              Davis                                     NY Venture                                       (1)           1,913,572
              Fidelity Advisor                          Growth                                           (1)             473,267
              Janus Investment                          Investment                                       (1)           1,103,033
              Janus Investment                          Enterprise                                       (1)             975,161
              Janus Investment                          Mercury                                          (1)           1,212,267
              Janus Investment                          Overseas                                         (1)           1,359,415
              Managers Fund                             Special Equity                                   (1)             668,490
              Money Market Obligs                       Prime Value                                      (1)           3,715,757
              PIMCO                                     Total Return                                     (1)           3,423,003
              T. Rowe Price                             Mid-cap Growth                                   (1)           1,486,120
              Royce                                     Total Return                                     (1)           1,994,932
              Standish Ayer & Wood                      Fixed Income                                     (1)           2,239,165
              Vanguard                                  Bond Index                                       (1)          18,726,433
              Vanguard                                  Index 500                                        (1)          15,236,827
              Vanguard                                  Value                                            (1)           1,277,386
     *        Participant Loans                         Interest rate - Prime + 1%                        0            4,060,095


*     Indicates a party-in-interest
(1) In accordance with instructions to the Form 5500, the Plan is not required to disclose the cost component of participant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          DST Systems of California, Inc. 401(k)
                                          Retirement Plan

Date:  June 28, 2002                      By: /s/ Kenneth V. Hager
                                              ---------------------------------
                                              Kenneth V. Hager
                                              Vice President, Chief Financial
                                              Officer and Treasurer